SEC Mail Processing Section
FEB 16 2012
Washington, DC
123

Mail Processing Section
FEB 16 2012
Washington, DC
123

[redacted]

12010730

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50858

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Trinity Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3303 Oakwell Court, Suite 210
(No. and Street)

San Antonio (City) — Texas (State) — 78218 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eva Varnum — (210) 824-3489 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300 (Address) — Dallas (City) — TX (State) — 75231 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John York, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Trinity Securities, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Eva M Varnum
My Commission Expires
03/13/2015
NOTARY PUBLIC STATE OF TEXAS

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TRINITY SECURITIES, INC.

December 31, 2011

Report Pursuant to Rule 17a-5(d)

ACCOUNTANTS
CONSULTANTS

TRINITY SECURITIES, INC.

REPORT PURSUANT TO Rule 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2011

TRINITY SECURITIES, INC.

CONTENTS

ACCOUNTANTS
CONSULTANTS

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464
972.387.4300
800.834.8586
972.960.2810 fax

www.cfllp.com

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Trinity Securities, Inc.

We have audited the accompanying statement of financial condition of Trinity Securities, Inc., as of December 31, 2011, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trinity Securities, Inc., as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion the information is fairly stated in all material respects in relation to the financial statements as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 10, 2012

TRINITY SECURITIES, INC.
Statement of Financial Condition
December 31, 2011

ASSETS

Cash and cash equivalents	$ 51,772
	$ 51,772

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 1,602
	1,602
Stockholders' equity	
Common stock, 1,000,000 shares authorized, no par value, 1,000 shares issued and outstanding	93,014
Retained earnings (deficit)	(42,844)
Total stockholders' equity	50,170
	$ 51,772

The accompanying notes are an integral part of these financial statements.

TRINITY SECURITIES, INC.
Statement of Income
For the Year Ended December 31, 2011

Revenues	
Commissions	$ 1,337,237
Due diligence fees	189,348
Administrative fees	65,000
Miscellaneous income	287
	1,591,872
Expenses	
Compensation and benefits	1,458,504
Regulatory fees and expenses	41,907
Other expenses	64,608
	1,565,019
Income before income taxes	26,853
Provision for income taxes	3,849
Net income	$ 23,004

The accompanying notes are an integral part of these financial statements.

TRINITY SECURITIES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2011

	Common Stock	Retained Earnings (Deficit)	Total
Balances at December 31, 2010	$ 93,014	$ (65,848)	$ 27,166
Net income		23,004	23,004
Balances at December 31, 2011	$ 93,014	$ (42,844)	$ 50,170

The accompanying notes are an integral part of these financial statements.

TRINITY SECURITIES, INC.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2011

Balance at December 31, 2010	$	-0-
Increases		-0-
Decreases		-0-
Balance at December 31, 2011	$	-0-

The accompanying notes are an integral part of these financial statements.

TRINITY SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2011

Cash flows from operating activities:	
Net income	$ 23,004
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Change in operating assets and liabilities:	
Decrease in accounts payable and accrued expenses	(180)
Net cash provided (used) by operating activities	22,824
Cash flows from investing activities:	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities:	
Net cash provided (used) by financing activities	-0-
Net increase in cash and cash equivalents	22,824
Cash and cash equivalents at beginning of period	28,948
Cash and cash equivalents at end of period	$ 51,772

Supplemental Disclosures

Cash paid for:	
Income taxes	$ -0-
Interest	$ -0-

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Trinity Securities, Inc. (the “Company”) is a broker-dealer in securities registered with the Securities and Exchange Commission (“SEC”) and operates under (SEC) Rule 15c3-3(k)(2)(i). The Company is a Texas corporation and is a member of the Financial Industry Regulatory Authority (“FINRA”). Substantially all of the Company’s revenues of $1,591,585 are generated through the sale of oil and gas development programs or from reimbursement of expenses for Republic Resources, LLC (“Republic”), an affiliate company. The Company’s customers are located throughout the United States.

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

The Company recognizes revenue from the sale of oil and gas development programs when commissions are available from the escrow agent after certain levels of investment have been reached as specified in the private placement memorandum.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes. Deferred taxes are recognized for operating losses that are available to offset future taxable income, subject to a valuation allowance.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2011, the Company had net capital of approximately $50,170 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was .03 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company holds no customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i).

Note 4 - Federal Income Taxes

At December 31, 2011, the Company has net operating losses of approximately $31,085 which will be carried forward to offset against future taxable income. This net operating loss carryforward will expire as follows:

Year Ending December 31,	Amount
2025	$ 7,000
2028	24,085
	$ 31,085

The tax benefit of $4,663 from the net operating loss carryforward of $31,085 has not been reported in these financial statements because the Company believes there is at least a 50% chance that the carryforwards will expire unused. Accordingly, the tax benefit has been offset by a valuation allowance of the same amount. The following reflects the changes in the deferred tax benefit:

Note 4 - Federal Income Taxes, continued

	Deferred Tax Asset December 31, 2010	Current Period Changes	Deferred Tax Asset December 31, 2011
Federal	$ 8,285	$ (3,622)	$ 4,663
Valuation allowance	(8,285)	3,622	(4,663)
Amount per balance sheet	$ -0-	$ -0-	$ -0-

Management evaluates income tax positions based on a predetermined threshold of whether the positions taken will be sustained on examination. Uncertain tax positions are reduced by a liability for a contingent loss that is recorded either when the threshold is no longer met or when it becomes probable that a payment will be made to the taxing authority.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

The Company's federal and state income tax returns are subject to examination over various statues of limitations generally ranging from three to five years.

Note 5 - Employee Benefits

The Company has a 401(k) savings plan for all eligible employees. Eligible employees must be 21 and have completed one year of service. The Company has not made matching contributions.

Note 6 - Related Party Transactions

The Company is provided administrative services from Republic. No payments were made for these services during the year ended December 31, 2011.

The Company earns commissions from the sale of oil and gas "non operating undivided working interest participation programs." Republic is manager and operator of the drilling programs. For the year ended December 31, 2011, the Company earned $1,337,237 in commissions, $189,348 in due diligence and $65,000 in administrative fees from the sale of such interests.

Note 6 - Related Party Transactions, continued

The Company and Republic are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

The Company is economically dependent on Republic.

Note 7 - Concentration of Risks

The Company develops and implements financing for the sale of oil and gas "non operating undivided working interest participation programs." These programs require specialized investment banking and advisory services through the private placement of securities. These programs are generally located in Texas.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

as of

December 31, 2011

Schedule I

TRINITY SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2011

COMPUTATION OF NET CAPITAL

Total stockholders' equity qualified for net capital	$ 50,170
Add:	
Other deductions or allowable credits	-0-
Total capital and allowable subordinated liabilities	50,170
Deductions and/or charges	-0-
Net capital before haircuts on securities positions	50,170
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))	-0-
Net capital	$ 50,170

AGGREGATE INDEBTEDNESS

Item included in statement of financial condition Accounts payable and accrued expenses	$ 1,602
Total aggregate indebtedness	$ 1,602

Schedule I (continued)

TRINITY SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2011

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 107
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 45,170
Excess net capital at 1000%	$ 50,010
Ratio: Aggregate indebtedness to net capital	.03 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

TRINITY SECURITIES, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2011

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(i), in which the Company is a direct participation broker-dealer.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

For the Year Ended

December 31, 2011

CF ACCOUNTANTS CONSULTANTS

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464
972.387.4300
800.834.8586
972.960.2810 fax

www.cfllp.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC Rule 17a-5

To the Board of Directors
Trinity Securities, Inc.

In planning and performing our audit of the financial statements and supplemental information of Trinity Securities, Inc. (the "Company"), as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and

procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 10, 2012

Report

On The SIPC Annual Assessment

Required By SEC Rule 17a-5

Year Ended December 31, 2011

ACCOUNTANTS
CONSULTANTS

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464
972.387.4300
800.834.8586
972.960.2810 fax

www.cfllp.com

INDEPENDENT ACCOUNTANT'S REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Trinity Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2011, which were agreed to by Trinity Securities, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Trinity Securities, Inc.'s compliance with the applicable instructions of the Form SIPC-7. Management is responsible for Trinity Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries (cash disbursements journal) noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011 with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

Dallas, Texas
February 10, 2012

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December, 20 11

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

050858 FINRA DEC
TRINITY SECURITIES INC 21*21
3303 OAKWELL CT STE 210
SAN ANTONIO TX 78218-3081

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ -0-

B. Less payment made with SIPC-6 filed (exclude interest) ((1781.35))

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) (1781.35)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum -0-

F. Total assessment balance and interest due (or overpayment carried forward) $ -0-

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ -0-

H. Overpayment carried forward $((1781.35))

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Trinity Securities Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

President
(Title)

Dated the 5th day of January, 20 12.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1, 2011
and ending 12/31, 2011

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,591,871.88
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): All revenue from the sale of oil & gas working interest through private placement of direct participation programs (Deductions in excess of $100,000 require documentation)	1,591,871.88
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	1,591,871.88
2d. SIPC Net Operating Revenues	$ -0-
2e. General Assessment @ .0025	$ -0- (to page 1, line 2.A.)